

INVEST IN **ZETTE**

Journalism: accessible to all

zette.com   San Francisco, CA

Featured Investors

Regina Ryan

Syndicate Lead

President of Harvard Alumni Entrepreneurs. Entrepreneur, avid investor, startup mentor.

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"I am thrilled to be investing in Zette. Led by Yehong, their team embodies excellence and potential that is rare to find. Their clinching 1st place at the Harvard Alumni Entrepreneurs Accelerator's Demo Day speaks volumes about their ingenuity and hard work. Moreover, their success in acquiring significant publisher contracts and attracting thousands of readers underscores their strong market appeal and innovative approach. With their forward-thinking application of AI, I am confident that they are set to revolutionize the industry.

The potential for growth and innovation that Zette possesses is immense. My reason for investing goes beyond the anticipation of growth, it aligns with the promises of reshaping – if not democratizing - our access to information within the digital world."

Invested $10,000 this round

Highlights

(1) 50k beta readers signed up to the platform.

(2) Offering seamless integration with a wide variety of publishers through long-term partnerships.

(3) Won Fast Companies 2023 "World Changing Ideas" Award.

(4) 30-50% expected future margins based on revenue share deals with publisher

Our Team



Yehong Zhu Founder & CEO

Harvard philosophy B.A., Forbes journalist, Twitter PM on consumer teams in London & SF (launched consumer software to 300M+ users). Top Woman in Media & Adtech Entrepreneur, Forbes 30 under 30. 1st gen immigrant daughter of a journalist and engineer.



Mo Samsami Zette AI Co-Founder | Head of AI Research

MILA AI Institute M.A., ServiceNow Researcher (reinforcement learning), Top 1% of papers at ICLR '24. Leading LLM project, past work in autonomous driving & crypto trading. Silver medalist, Iranian Informatics Olympiad; B.S. from Sharif Uni (MIT of Iran).



Axel Bobee Partnerships | Head of Business Development

University of Paris I: Panthéon-Sorbonne International Affairs, former Business Development Manager at Dailymotion, former Director at Digital Trends Media Group and Tigersun Media Group



Alexander Deeb Engineering | Chief Technology Officer



Babson College B.S. in Entrepreneurship, Co-Founder and CEO of ClassHook (used in 25,000 schools), 2x startup founder, top-performing senior software engineer at VC-backed startups like Entelo (Series C) and MiraclePlus (formerly Y-Combinator China).



Vivian Diep Engineering | Co-founder of Below the Fold (Acquired)

MIT Media Lab M.S., Boston College Finance and Computer Science B.S., Co-Founder and CTO of Below the Fold (curated news stories using AI & NLP)



Sarah Lynch Team Member

Zette is making high-quality journalism accessible.



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b 12th, 2024
Readers from across the world have felt the significant impact of media centralization, where a handful of dominant voices have dictated popular narratives, often neglecting the

This is a paywall.

If you recognize this, you're one of a billion people who hit paywalls every day. Paywalls have a 99.7% bounce rate, leading to a global epidemic of misinformation, fake news, and sensationalism.

Here's what we're doing about it.

With Zette, paywalls disappear with a click. Our revolutionary pay-per-article model enables readers to legallyread paywalled news, accessing over 100 publishers with one subscription.



OPEN AN ARTICLE
HIT A PAYWALL
Want to unlock this article
Unlock Article
You've run out of articles
Access all premium articles at $5/month per year
Subscribe now
ZETTE UNLOCKS THE ARTICLE
Hold on while we unlock this article...

Our world-class team.

We're experts in media, tech and AI research out of Harvard, MIT and the Quebec AI Institute.

YEHONG ZHU	AXEL BOBEE	ALEX DEEB	MO SAMSAMI	VIVIAN DIEP
Product	Partnerships	Engineering	AI Research	AI Engineering

With experience from media (Forbes, Digital Trends, Daily Motion)

With experience from media (Forbes, Digital Trends, Daily Motion), technology (Twitter, Entelo) entrepreneurship (Classhook, Below the Fold) and AI research (ServiceNow, MILA), we're well-positioned to build the future of content consumption.

Our underlying competitive advantage is our network of publishers.

We've secured 110 publishers, ranging from magazines like Forbes to Pulitzer-Prize-winning local news outlets like the Miami Herald.



Forbes	Alabaster Reporter	Salisbury Post	Washington Daily News	Davie County Enterprise Record
The Bellingham Herald	The Kansas City Star.	Austin Daily Herald	The News & Observer	Cordele Dispatch
Idaho Statesman	NewScientist	Daily News	Tri-City Herald	Claiborne Progress
Alabaster Reporter	McClatchy DC	The News Tribune	The State Journal	Fort Worth Star-Telegram
Belleville News-Democrat	Alabama Now	The Oxford Magazine	The Sacramento Bee	El Nuevo Herald
Centre Daily Times	Americus Times-Recorder	American Press	Albert Lea Tribune	Homewood Life
Haaretz	Bradenton Herald	Harlan Enterprise	SunHerald	Lake Magazine
Hoover's Magazine	Leader Publications	Ledger-Enquirer	Lexington Herald-Leader	Merced Sun-Star

By partnering directly with premium content providers, we are able to give our readers ____. We are one of the only companies in the world to close this caliber of deals with publishers, giving us a massive competitive advantage in the market.

Each unlocked article saves readers money, pays accredited journalists, and generates revenue.

PRICING STARTS AT

$10 Per Month

OUR MARGINS:

50%

Based on publisher revenue share deals & breakage

We are the first movers in an untapped market.

Our beta readers have grown exponentially and are on track to reach [] million people by 2025.

We have raised from top venture capital firms and refined our model through multiple accelerators.

OUR PRE-SEED

$1.7M Raised

VC FIRMS

    

ACCELERATORS



XI ACCELERATOR · DAY ONE · Harvard Alumni ENTREPRENEURS · Future Founders

Galvanizer · Envision. · SIGMA SQUARED · On Deck

We have also received coverage and accolades across the internet.

built in LA

Zette's Subscription Solution Helps Readers Avoid Fake News

The media tech startup partners with several publications to connect readers with credible journalism.

Written by Ashley Bowden — August 18, 2022 · Updated: August 18, 2022



built in
FUTURE 5

Search

January 26, 2024

Poynter.

NEWSLETTERS

NEWS · TRAINING · ETHICS & LEADERSHIP · FACT-CHECKING · MEDIA LITERACY · EVENTS · CONTEST

Business & Work · Reporting & Editing

A 26-year-old entrepreneur takes a fresh shot at selling news one story at a time



Zette®
Bringing down the barriers to real news.
Zette allows you to access premium digital news content behind article paywalls.
Enter your email
Join the Waitlist

Forbes

FORBES > INNOVATION > ENTERPRISE TECH

Media Tech Platform Zette Raises $1.7M To Provide Access To Paywalled Articles

TechCrunch

TechCrunch Disrupt 2022

How Zette plans to let people access paywalled news with a single monthly subscription

Paul Sawers @psawers / 2:31 PM PDT • October 21, 2022 — Comment





You just hit a paywall!
Liz Truss Resigns From U.K. Premiership Just 45 Days Into Term
Trending Now

EIN PRESSWIRE
Everyone's Internet News Presswire™

About · Pricing · Distribution · Press Releases · Newswires · Knowledge Base · News Search

Harvard Accelerator Winner Zette

Debuts at the Startup World Cup



Next, we're leveraging AI to redefine the way we consume media.

Zette has begun work to integrate Acciyo's budding AI technology this year, which will help to bridge the widening gap between getting news and understanding it.

As readers go through a story on Zette, they'll be provided an interactive timeline of articles on the same topic. Readers will get a sense of how the events and conversations have unfolded, how different publishers treated the story, and how much media attention the story got over time. The timeline not only allows readers to view the journey of a story, it also gives publishers' "dead" content new life, purpose, and eyeballs.

To provide a relevant, quick, and navigable timeline, Acciyo continuously builds upon its database of content. It crawls hundreds of news sites for both archival and current content and processes it using natural language processing and machine learning techniques to extract topical information, important entities, and helpful metadata. That data is then used by the AI-powered timeline creator to generate structured story timelines.

With the processed topical data, Acciyo also provides one-click deep dives into related topics, people, and organizations for a well-rounded news experience that makes it simple and quick for readers to see the nuances and historical complexities of our current events.

Zette's integration of Acciyo technology is a major step in simplifying and expanding the news reader's experience.

The media space has endless growth

opportunities for our business model.

--

The death of print and the compressed margins of online advertising has shuttered newsrooms across the country, forcing most premium outlets to use paywalls. But subscriptions are a restrictive and relatively zero-sum game; statistically, the average paying news reader will only pay for one outlet. Paying for dozens of subscriptions to read the occasional article is unsustainable for readers and publishers alike.



Zette unlocks paywalled content
with a single subscription.

AS SEEN IN
Forbes
EINPRESSWIRE
TechCrunch
builtin LA
Poynter.
VENTURE CAPITAL GROUPS
AFORE CAPITAL
HYPHEN CAPITAL
HALOGEN
MGV CAPITAL GROUP
THE COMMUNITY FUND
ANGEL INVESTORS
Google
airbnb
coinbase
PLAID
POSHMARK

Similar to Netflix or Spotify, we partner with publishers via revenue-share agreements so we can license content directly to readers. We give readers the ability to unlock articles on an a la carte basis across news sites, rather than paying a hefty price for unlimited access to a single news source. This allows for more flexibility to browse across sites, rather than entering into a long-term subscriber relationship with just one or two publishers.

OPEN AN ARTICLE
HIT A PAYWALL
You've run out of articles
Access all premium articles at $5/month per year
Subscribe now
ZETTE UNLOCKS THE ARTICLE
Hold on while we unlock this article...







Pricing starts at $9.99 per month for 30 articles, and it scales up from there. For every article unlocked, a portion goes back to newsrooms—so every time you read, a journalist gets paid.



We're pioneering accessibility in a fragmented market.

While 76% of publishers use a paywall,

ONLY 10% REPORT HAVING A THRIVING DIGITAL REVENUE MODEL.

THE NEWS INDUSTRY IS WORTH
$36 billion
DESPITE A TINY
.36%
PAYWALL CONVERSION RATE



Our product can 10x the paywall conversion rate by simplifying payments, thus creating a brand new revenue category and growing the pie for everyone.



We're one of the only companies in the world to broker deals with these publishers, and we're only getting started.

CURRENT PARTNERSHIPS	Forbes	McCLATCHY	Boone Newspapers	NewScientist	HAARETZ
FINALIZING PARTNERSHIPS	CONDÉ NAST	THE NEW YORKER	The Economist	WIRED	VANITY FAIR
	FT FINANCIAL TIMES	USA TODAY	TC TechCrunch	NewStatesman	GANNETT
IN NEGOTIATIONS	Bloomberg	TIME	WSJ	The Washington Post	BUSINESS INSIDER
IN PIPELINE	The New York Times	The Atlantic	Medium	The Information	HEARST

We're one of the first legal pay-per-article solutions on the market that works directly with publishers, and we've closed 110 licensing deals with some of the biggest names in media.

We've built the product, launched it with hundreds of publishers, and with 50,000 registered readers. If our 5x reader growth rate from 2023 continues into the future, then we're on track to grow to a quarter million next year and 1 million by 2025.



BENEFITS PUBLISHERS
DEMANDS NEW BEHAVIOR
FITS EXISTING BEHAVIOR
Apple News
Zette
inkl
Blendle
NICKLpass

> ## We've partnered with the best minds in AI research to build the next generation of intelligent news feeds.

Today, users want clean newsfeeds that are personal, intelligent, and fact-checked. Our core technical innovation within the AI field would consist of R&D around a three-part core algorithm:

- News recommendation system

- News summarization system

- Conversational interface

In creating and implementing these three novel systems into a single digital news platform, our goal is to commercialize and scale this proprietary technology to become the best newsfeed in the world.




The world's largest academic deep learning research center, MILA hosts 1,000+ Machine Learning researchers

As a MILA AI startup, our MILA partnership grants us access to:

- Funding

- Talent

- AI Mentorship

Future AI Development

Zette has begun work to integrate Acciyo's budding AI technology this year, which will help to bridge the widening gap between getting news and understanding it.

As readers go through a story on Zette, they'll be provided an interactive timeline of articles on the same topic. Readers will get a sense of how the events and conversations have unfolded, how different publishers treated the story, and how much media attention the story got over time. The timeline not only allows readers to view the journey of a story, it also gives publishers' "dead" content new life, purpose, and eyeballs.

To provide a relevant, quick, and navigable timeline, Acciyo continuously builds upon its database of content. It crawls hundreds of news sites for both archival and current content and processes it using natural language processing and machine learning techniques to extract topical information, important entities, and helpful metadata. That data is then used by the AI-powered timeline creator to generate structured story timelines.

With the processed topical data, Acciyo also provides one-click deep dives into related topics, people, and organizations for a well-rounded news experience that makes it simple and quick for readers to see the nuances and historical complexities of our current events.

Zette's integration of Acciyo technology is a major step in simplifying and expanding the news reader's experience.

Our world-class team.

We're experts in media, tech and AI research out of Harvard, MIT and the Quebec AI Institute.

With experience from media (Forbes, Digital Trends, Daily Motion), technology (Twitter, Entelo) entrepreneurship (Classhook, Below the Fold) and AI (ServiceNow, MILA), we're well-positioned to build the future of content consumption.

YEHONG ZHU	AXEL BOBEE	ALEX DEEB	MO SAMSAMI	VIVIAN DIEP
Product	Partnerships	Engineering	AI Research	AI Engineering

    

    

Our team is made up of veterans in media and technology, and together we are well-equipped to build the new frontier of publishing.





YEHONG ZHU
Founder & CEO
HARVARD UNIVERSITY
Forbes
AXEL BOBEE
Partnerships
digitaltrends
SORBONNE UNIVERSITÉ
ALEX DEEB
Engineering
entelo
BABSON COLLEGE
ClassHook











YEHONG ZHU
Product





HARVARD UNIVERSITY
Forbes

AXEL BOBEE
Partnerships





SORBONNE UNIVERSITÉ
dailymotion
digitaltrends

ALEX DEEB
Engineering





BABSON
ClassHook
entelo

MO SAMSAMI
AI Research



VIVIAN DIEP
AI Engineering






Mila **EPFL**

servicenow

MiT **mit media lab**

Below The Fold

OUR PRE-SEED
$1.7M Raised

VC FIRMS

MGV | CAPITAL GROUP   **HYPHEN CAPITAL**   **AFORE CAPITAL**   **HALOGEN**   **THE COMMUNITY FUND**

ACCELERATORS

XI ACCELERATOR   **DAY ONE**   **Harvard Alumni ENTREPRENEURS**   **Future Founders**

Galvanizer   **Envision.**   **SIGMA SQUARED**   **On Deck**

builtin LA   Search   **Poynter**

Zette's Subscription Solution Helps Readers Avoid Fake News

The media tech startup partners with several publications to connect readers with credible journalism.

Written by Ashley Bowden   August 18, 2022 · Updated: August 18, 2022



built in
FUTURE 5

January 16, 2024   NEWSLETTERS

NEWS TRAINING ETHICS & LEADERSHIP FACT-CHECKING MEDIA LITERACY EVENTS CONTEST

Business & Work Reporting & Editing

A 26-year-old entrepreneur takes a fresh shot at selling news one story at a time



Zette®
Bringing down the barriers to real news.
Zette allows you to access premium digital news content behind article paywalls.
Enter your email
Join the Waitlist

Forbes

FORBES > INNOVATION > ENTERPRISE TECH

Media Tech Platform Zette Raises $1.7M To Provide Access To Paywalled Articles

TechCrunch

TechCrunch Disrupt 2022

How Zette plans to let people access paywalled news with a single monthly subscription

Paul Sawers @psawers / 2:31 PM PDT • October 21, 2022   Comment



You just hit a paywall!
Liz Truss Resigns From U.K. Premiership Just 45 Days Into Term

EIN PRESSWIRE

Everyone's Internet News Presswire™

About Pricing Distribution Press Releases Newswires Knowledge Base News Search

Harvard Accelerator Winner Zette Debuts at the Startup World Cup

